

February 23, 2012

<u>Via E-mail</u>
D. Michael Cockrell
Chief Financial Officer
Sanderson Farms Inc
127 Flynt Road
Laurel, Mississippi 39443

  Re: Sanderson Farms Inc.
    Form 10-K for Fiscal Year Ended October 31, 2011
    Filed on December 20, 2011
    File No. 001-14977

Dear Mr. Cockrell:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief